AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION
                              ON DECEMBER 8, 1998



                                                     Registration No. 333-65675


--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              ---------------------

                                    FORM S-3


                                  PRE-EFFECTIVE
                                   AMENDMENT
                                     NO. 3


                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933

                              ---------------------


                               UNITY BANCORP, INC.
             -------------------------------------------------------
             (Exact name of Registrant as Specified in its Charter)


                                    DELAWARE
         -------------------------------------------------------------
         (State or other Jurisdiction of incorporation or Organization)


                                   22-3282551
                     ---------------------------------------
                     (I.R.S. Employer Identification Number)


                  64 OLD HIGHWAY 22, CLINTON, NEW JERSEY 08809
            ------------------------------------------------------------
           (Address, including zip Code, and telephone number, including area code, of angent for service)


                            JOHN TREMBLAY, PRESIDENT
                               UNITY BANCORP, INC.
                                64 OLD HIGHWAY 22
                            CLINTON, NEW JERSEY 07416
            ---------------------------------------------------------
            (Name, address, including zip code, and telephone number,
             including area code, of agent for service)

                                 WITH A COPY TO:
                            ROBERT A. SCHWARTZ, ESQ.
                        JAMIESON, MOORE, PESKIN & SPICER
                               177 MADISON AVENUE
                          MORRISTOWN, NEW JERSEY 07960

--------------------------------------------------------------------------------

      Approximate date of commencement of proposed sale to the public: as soon as practicable after this Registration Statement becomes effective.

            If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

            If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

            If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

            If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. [ ]

            If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


      The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS
----------

                               UNITY BANCORP INC.

                         UP TO __ SHARES OF COMMON STOCK

     We are a New Jersey based bank holding company. Our bank, First Community Bank, is headquartered in Clinton, New Jersey. These shares of common stock are owned by and are being sold by First Colonial Securities Group, Inc.



      The common stock is listed on the NASDAQ National Market under the symbol "UNTY" and the Warrants are listed on the American Stock Exchange under the symbol "UBI.WS".

                               ------------------


BEFORE PURCHASING THE COMMON STOCK, YOU SHOULD READ THE RISK FACTORS BEGINNING ON PAGE 3.

Neither the SEC nor any state securities commission has approved the common stock or determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The shares of common stock are not bank deposits and are not insured or guaranteed by the federal deposit insurance corporation or any other government agency.


                      FIRST COLONIAL SECURITIES GROUP, INC.

                The date of this Prospectus is __________, 1998.

       TABLE OF CONTENTS

                                      PAGE
Information Incorporated by
   Reference ........................   3
Risk Factors ........................   3
The Company .........................   5
Selected Financial Data .............   5
Recent Developments .................   7
Use of Proceeds .....................   7
Plan of Distribution ................   7
Warrant and Transfer Agent ..........   8
Legal Matters .......................   8
Experts .............................   8
Where You Can Find Additional
  Information .......................   9

                      INFORMATION INCORPORATED BY REFERENCE


      We have incorporated by reference into this Prospectus the following documents we filed with the Commission under the Securities Exchange Act of 1934:

   o (i) the Annual Report on Form l0-KSB for the fiscal year ended December 31, 1997

   o  (ii) the Proxy Statement for the 1998 Annual Meeting of
           Shareholders,

   o (iii) the Quarterly Reports on Form 10-QSB for the quarters ended March 31, June 30, and September 30, 1998

   o (iv) Current Reports on Form 8-K filed on July 28, September 15 and September 24, 1998 and

   o (v) the description of the common stock contained in our Registration Statement on Form 8-A filed under Section 12 of the Exchange Act, including any amendment thereto or report filed under the Exchange Act for the purpose of updating such description.

In addition, any documents which we file with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to termination of this offering are also incorporated by reference into this Prospectus.

     To the extent that any information in this Prospectus modifies or supersedes information in a document incorporated by reference, the incorporated document will be deemed to be modified or superseded for purposes of this Prospectus, and the incorporated document will not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     You may obtain without charge, upon written or oral request, a copy of any of the documents incorporated by reference herein, except for the exhibits, unless such exhibits are specifically incorporated by reference herein. Your request should be sent to Kevin Killian, Chief Financial Officer, Unity Bancorp, Inc., 64 Old Highway 22, Clinton, New Jersey 08809.


                                  RISK FACTORS

      Prospective investors should consider the following risk factors, in addition to other information contained or incorporated by reference herein, in connection with a decision to purchase our common stock.

POSSIBLE EARNINGS DILUTION DUE TO THE ISSUANCE OF COMMON STOCK UPON THE EXERCISE OF WARRANTS

      As of September 30, 1998, if all then outstanding Warrants were exercised, we would have been required to issue 524,097 shares of common stock. We had 3,097,332 shares of common stock outstanding at September 30, 1998. Depending upon our ability to invest the additional capital received upon the exercise of these warrants, the issuance of the additional 524,097 shares of common stock could cause dilution to our future per share earnings. At September 30, 1998, our book value per share was $7.00. The exercise price of the Warrants is $10.50 per share. Since the record date for our recently declared 5% stock dividend is after the expiration date of the warrants, the foregoing information has not been adjusted to give effect to the dividend.

ABILITY TO SUSTAIN GROWTH

      We have grown rapidly in the past five years and intend to continue to grow rapidly in the near future. Our assets, deposits and net loans have increased from $65.7 million, $59.6 million and $24.8 million, respectively at the end of 1993 to $238.5 million, $215.2 million and $155.4 million at September 30, 1998. Historically, our growth has been internally generated through greater penetration of our existing markets and de novo branching. Continued future growth may be accomplished through internal expansion and the acquisition of financial institutions or existing branches. As a consequence of our growth strategy, our short-term profitability could be negatively impacted as we incur expense to fund growth before our investments generate significant income.


      Our continued rapid growth and success will depend on our ability to attract additional deposits, locate sound loan and investment opportunities, expand into new marketplaces and identify potential acquisition candidates. In addition, our continued rapid growth and success also depends on the ability of our officers and key employees to manage our growth effectively, to attract and retain skilled employees and to expand the capabilities of our management information systems. Accordingly, there can be no assurance that we will be successful in managing our expansion and the failure to do so would adversely effect our financial position.

SOURCES OF DIVIDENDS ON COMMON STOCK


      Unity Bancorp, Inc. is a legal entity separate and distinct from the Bank. Unity Bancorp, Inc. has no material assets other than its ownership of the Bank. Earnings of the company are wholly dependent on the earnings of the Bank, as the company has engaged in no significant operations of its own. Accordingly, the earnings of the company, and its ability to pay dividends on the common stock, are largely dependent on the receipt by the company of earnings of the Bank in the form of dividends. Any restriction on the ability of the Bank to pay dividends could significantly and adversely affect the ability of the company to pay dividends with respect to the common stock. The Bank's ability to pay dividends or make other capital distributions to the company is governed by regulations imposed by the New Jersey Department of Banking and Insurance and the FDIC, the Bank's primary regulators. As of September 30, 1998, the Bank would have been able to dividend up to $3.7 million to Unity Bancorp, Inc. under these regulations.


COMPETITION


     The Bank's principal market area is served by branch offices of large commercial banks and thrift institutions. A number of these institutions have substantially greater resources than we do to expend upon advertising and marketing, and their substantially greater capitalization enables them to make much larger loans. Our success depends a great deal upon our judgment that large and mid-size financial institutions do not adequately serve small businesses in principal market area and our ability to compete favorably for such customers. In addition to competition from larger institutions, we also face competition for individuals and small businesses from recently formed banks seeking to compete as "hometown" institutions. Most of these new institutions have focused their marketing efforts on the smaller end of the small business market we serve.


LENDING RISKS


      The risk of nonpayment (or deferred or delayed payment) of loans is inherent in commercial banking. Such non payment, or delayed or deferred payment of loans to the Bank, if they occur, may have a material adverse effect on our earnings and overall financial condition. Additionally, in compliance with applicable banking laws and regulations, the Bank maintains an allowance for loan losses created through charges against earnings. As of September 30, 1998, the Bank's allowance for loan losses was $1.6 million. The Bank's marketing focus on small to medium-size businesses may result in the assumption by the Bank of certain lending risks that are different from or greater than those which would apply to loans made to larger companies. We seek to minimize our credit risk exposure through credit controls which include evaluation of potential borrowers, available collateral, liquidity and cash flow. However, there can be no assurance that such procedures will actually reduce loan losses.

YEAR 2000 AND IMPACT ON OUR COMPUTERS AND OUR OPERATIONS.

     Our operations and financial results are highly dependent upon our ability to rapidly and accurately process data through our internal and external computer systems and processors. Our future performance may be adversely affected by the ability of computer systems we own and use to read entries for the Year 2000. Many computer systems currently in use are unable to distinguish between the Year 2000 and the Year 1900, causing a variety of processing difficulties. We outsource to a third-party many of our data processing functions. Our ability to control the remediation of computer processing issues is reduced because of this outsourcing. Although we are in the process of remediating computer processing issues, both internally and those affecting our service bureau, we can give you no assurances that we will be fully successfully in remediating all Year 2000 issues. Failure to fully remediate Year 2000 issues could adversely affect our future results of operations, impeding our ability to calculate payments, interest due, service loans and perform other necessary functions.

SUPERVISION AND REGULATION

     The federal and state laws and regulations applicable to our operations give regulatory authorities extensive discretion in connection with their supervisory and enforcement responsibilities, and generally have been promulgated to protect depositors and the deposit insurance funds and not for the purpose of protecting stockholders. These laws and regulations can materially affect our future business. Laws and regulations now affecting us may be changed at any time, and the interpretation of such laws and regulations by bank regulatory authorities is also subject to change. We can give no assurance that future changes in laws and regulations or changes in their interpretation will not adversely effect our the business.

                                   THE COMPANY


      Unity Bancorp, Inc. is a New Jersey business corporation and a holding company for First Community Bank, which engages in a commercial banking business in Hunterdon, Middlesex, Morris, Somerset and Union counties, New Jersey. We direct the policies and coordinate the financial resources of the Bank. At September 30, 1998, we had consolidated total assets of $238.5 million and shareholders' equity of $21.7 million.


     The Bank is a New Jersey state-chartered bank which commenced business in 1991. The Bank currently operates from its main office in Clinton, New Jersey and from six branch offices located in Flemington, North Plainfield, Springfield, Scotch Plains, Union and Linden, New Jersey . The deposits of the Bank are insured by the Bank Insurance Fund of the FDIC up to applicable limits. The operations of the Bank are subject to the supervision and regulation of the New Jersey Department of Banking and Insurance and the FDIC.

     We lend funds to individuals and businesses for personal and commercial purposes. We emphasize the origination of loans with adjustable rates of interest tied to our Prime Rate, with _____% of our loan portfolio consisting of adjustable rate loans and _____% consisting of fixed rate loans. The interest rates on our adjustable rate loans are repriced from time-to-time to reflect changes, up or down, in our cost of funds. In order to be competitive with other established banking institutions in our trade area, we charge rates which are generally comparable to those charged by other lenders.

     In addition, we have been very active in providing loans to small businesses through the United States Small Business Administration guaranteed loan program. Under the SBA program, loans are available to small businesses which meet certain criteria. Up to 90% of the principal of a loan to a qualified business may be guaranteed by the United States Government. We sell the guaranteed portion of our SBA loans into the secondary market and derive premium income. Our ability to offer SBA loans on an ongoing basis is dependent upon, among other factors, appropriation of funds by the federal government to the SBA program. We have been designated a "preferred lender" for the states of New Jersey, Delaware, New York and Pennsylvania by the SBA. This means that we may originate SBA guaranteed loans without prior SBA approval, although the guaranteed portion of this loan will be 80% for loans up to $100,000 and 75% for loans over $100,000 and up to $1,000,000.

     Our commercial loans are generally secured by business assets, personal guarantees of the principals of closely-held businesses and often by the personal assets of such principals. The loans are made to small and mid-sized businesses in our trade area. Federal and state law and regulations restrict how much any bank may lend to a single customer with the restrictions stated as a percentage of the bank's primary capital. We believe that we can attract commercial borrowers by providing competitive rates, superior services, local decision-making and flexibility in loan structure. The Board of Directors believes that small and mid-sized businesses are not always of primary importance to larger banking institutions for commercial lending purposes, whereas such businesses represent the main portion of our commercial loan business.

     We grant both secured and unsecured personal loans to finance the purchase of automobiles, durable goods and other consumer goods. The Board of Directors believes that our competitive interest rates and superior service (which includes, among other things, convenience, personal attention and prompt local decision-making) are important competitive factors in attracting personal loans from credit-worthy consumers.

     We also make residential and commercial real estate loans and, on a limited basis, construction loans.

     Our principal executive offices are located at 64 Old Route 22, Clinton, New Jersey 08809, and our telephone number is (908) 730-7630.

                             SELECTED FINANCIAL DATA


     On April 24, 1998 the Board of Directors of the Company declared a three for two stock split payable June 1, 1998 to shareholders of record as of May 15, 1998. On November 23, 1998, the Board of Directors declared a 5% stock dividend payable January 8, 1999 to shareholders of record on December 21, 1998. To give effect for this stock split and the stock dividend, previously reported share and per share information included in the Company's Annual Report on Form 10-KSB incorporated by reference in this Registration Statement are adjusted as shown in the following table:




                                               AS REPORTED        AS ADJUSTED
                                               -----------        ------------
YEAR ENDED
DECEMBER 31, 1997:
 Basic earnings per share...............           $1.02              $0.65
 Diluted earnings per share.............            1.01               0.64
 Weighted average number of
  shares outstanding, basic.............         1,977,604          3,114,726
 Weighted average number of
  shares outstanding, diluted...........         1,999,180          3,148,709
 Outstanding shares at December 31......         1,985,485          3,127,139

YEAR ENDED
DECEMBER 31, 1996:
 Basic earnings per share...............            0.74               0.47
 Diluted earnings per share.............            0.73               0.46
 Weighted average number of
  shares outstanding, basic.............         1,419,855          2,236,272
 Weighted average number of
  shares outstanding, diluted...........         1,429,262          2,251,088
Outstanding shares at December 3.......          1,964,113          3,093,478

YEAR ENDED
DECEMBER 31, 1995
 Basic earnings per share...............            0.83               0.53
 Diluted earnings per share.............            0.83               0.53
 Weighted average number of
  shares outstanding, basic.............         1,203,774          1,895,944
 Weighted average number of
  shares outstanding, diluted...........         1,203,774          1,895,944

     In addition, to give effect to the 5% stock dividend previously reported, share and per share information included in our Quarterly Report on Form 10-QSB incorporated by reference in this Registration Statement are adjusted as shown in the following table:

                                               AS REPORTED        AS ADJUSTED
                                               -----------        ------------
NINE MONTHS ENDED
SEPTEMBER 30, 1998:
 Basic earnings per share...............           $0.54              $0.51
 Diluted earnings per share.............           $0.50              $0.48
 Weighted average number of
  shares, basic.........................         3,016,593          3,156,008
 Outstanding shares.....................         3,097,332          3,252,199
                                                 =========          =========
NINE MONTHS ENDED
SEPTEMBER 30, 1997:
 Basic earnings per share...............           $0.42              $0.40
 Diluted earnings per share.............           $0.41              $0.39
 Weighted average number of
  shares, basic.........................         2,962,338          3,110,455
Outstanding shares......................         1,985,275          3,216,808
                                                 =========          =========
THREE MONTHS ENDED
SEPTEMBER 30, 1998
 Basic earnings per share...............           $0.22              $0.21
 Diluted earnings per share.............           $0.21              $0.20
 Weighted average number of
  shares, basic.........................         3,058,941          3,178,086
Outstanding shares......................         3,097,332          3,252,199
                                                 =========          =========

THREE MONTHS ENDED
SEPTEMBER 30, 1997
 Basic earnings per share
 Basic earnings per share...............           $0.29              $0.18
 Diluted earnings per share.............           $0.28              $0.18
 Weighted average number of
  shares, basic.........................         2,966,414          3,114,735
Outstanding shares......................         1,985,275          3,216,808
                                                 =========          =========

                               RECENT DEVELOPMENTS

     We recently executed long-term leases for eight (8) new branch locations in Cranford, Kenilworth, Berkeley Heights and Springfield in Union County and New Brunswick, North Brunswick, South Plainfield and Edison, Middlesex County, New Jersey. All of these facilities are existing bank branches, which are being acquired without deposits or loans. The Union County branches are in our existing trade area, while the Middlesex County branches are an extension of our trade area. In addition, we have executed a lease for a new branch in Woodbridge Township, Middlesex County, New Jersey and we are in the process of building a new branch in Whitehouse, Hunterdon County, New Jersey. We anticipate that these 10 new branches will open in stages from January through July, 1999, increasing our branch network to 18 offices. The order of the New Jersey Commissioner of Banking and Insurance approving these branches requires First Community Bank to maintain a ratio of tier 1 capital to average assets of at least 6% during the next five (5) years. At September 30, the Bank's tier 1 capital to average asset ratio was 7.15%. We also anticipate that we will incur a significant increase in non-interest expense as these branches commence operation.

     Effective September 21, 1998, our common stock began trading on the NASDAQ National Market under the symbol "UNTY". From January 1997 to September 18, 1998, our common stock traded on the American Stock Exchange under the symbol "UBI". Our warrants are traded on the American Stock Exchange under the symbol "UBI.WS", and will continue to trade on the American Stock Exchange through their expiration on December 15, 1998.

      In November, we entered into a Letter of Intent to acquire Certified Mortgage Associates, Inc., a Marlboro, New Jersey based mortgage banker. Under the terms of the Letter of Intent, we are to pay a purchase price of $2.8 million in shares of our common stock. The actual number of shares of common stock to be issued will be determined at the close of the transaction, based upon the average of the bid and asked price of our common stock in the first 20 trading days in the 30 trading days prior to the closing. Under the terms of the Letter of Intent, the principles of CMA, Mr. Barry Habib, Mr. Craig Frankel and Mr. Norman Hunter, are to enter into Employment Agreements with us. If the transaction had closed on October 30, 1998, we would have issued 242,424 shares of our common stock to the principals of CMA. For the six months ended September 30, 1998, CMA had total revenues of $1.9 million. Consummation of this transaction is subject to our executing a definitive acquisition agreement and receipt of all necessary regulatory approvals.


      On November 23, we announced that our Board had declared a 5% stock dividend, payable January 8, 1999 to shareholders of record on December 21, 1998.

                                 USE OF PROCEEDS

      The total gross proceeds from the exercise of the warrants may range from zero to $_______ , depending upon the number of warrants exercised. The proceeds of the exercise of warrants will be paid directly to us. We will not receive any proceeds from the sale of the common stock by First Colonial, however, we will incur fixed expenses of approximately $50,000 in connection with the exercise of the warrants, and we are obligated to pay First Colonial a total fee of the lesser of $150,000 or 3.25% of the purchase price of shares issued upon the exercise of warrants converted on or after October 14, 1998. We intend to use the proceeds for general corporate purposes and to support our continued growth and expansion both through internal expansion through our newly acquired branches and the possible acquisition of other financial institutions, although we do not currently have any agreements or commitments for specific acquisitions.


                              PLAN OF DISTRIBUTION

     The common stock offered hereby is being sold by First Colonial Securities Group, Inc. The common stock will be acquired by First Colonial pursuant to the terms of a Warrant Conversion Agency Agreement dated ____________, 1998 between First Colonial Securities Group, Inc. and us (the "Warrant Conversion Agreement"). Pursuant to the terms of the Warrant Conversion Agreement, First Colonial will act as conversion agent to facilitate the exercise of warrants and further to purchase warrants that become available on the open market, exercise the warrants, and then sell the common stock purchased. First Colonial will purchase the warrants from time-to-time at the then prevailing market prices on the American Stock Exchange, where the warrants trade. No specific criteria have or will be established for selecting warrants to purchase since whether and to the extent any warrants are purchased will depend upon the current market conditions and the number of sellers of warrants. Because the warrants are traded on the American Stock Exchange, any holder of a warrant may, through a registered broker/dealer, enter a sell order and sell their warrants through the American Stock Exchange to any interested party, which may include First Colonial. The open market purchases by First Colonial will continue until the warrant expiration date.

     We will pay First Colonial a fee of the lesser of $150,000 or 3.25% of the purchase price of shares issued upon the exercise of warrants converted on or after October 14,1998, for its services as conversion agent and a non-accountable expense allowance of $35,000. There are no provisions or understandings requiring us to reimburse First Colonial in the event that the value of the common stock falls between the time First Colonial exercises a warrant and a subsequent resale of the common stock. All risk of market loss is borne by First Colonial.


     First Colonial will receive the net proceeds of the offering of common stock. Although we will not receive proceeds from the sale of the common stock, we will receive proceeds upon the exercise of the warrants by the warrant holders, and we will use the proceeds for general corporate purposes and to facilitate our plans for expansion.

     We have agreed with First Colonial in the Warrant Conversion Agreement that we will indemnify each other against certain liabilities, including certain liabilities under the Securities Act, and to contribute to payments that each may be required to make in respect thereof.

     The foregoing includes a summary of the terms of the Warrant Conversion Agreement and does not purport to be complete. Reference is made to a copy of the Warrant Conversion Agreement that is on file as an exhibit to the Registration Statement to which this Prospectus is a part.

                           WARRANT AND TRANSFER AGENT

     Our warrant and transfer agent for the warrants and our common stock is FCTC Transfer Services, LLP, with an office at 111 Wood Avenue South, Suite 206, Iselin, New Jersey.

                                  LEGAL MATTERS

     The validity of the common stock being offered has been passed upon for us by Jamieson, Moore, Peskin & Spicer, Morristown, New Jersey. Certain legal matters will be passed upon for First Colonial by Klehr, Harrison, Harvey, Branzberg & Ellers, LLP, Philadelphia, Pennsylvania.

                                     EXPERTS

     The consolidated balance sheets as of December 31, 1997 and 1996 and the consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997, incorporated by reference into our Annual Report on Form 10-KSB for the year ended December 31, 1997, which is incorporated by reference into this Registration Statement on Form S-3, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto. The financial statements are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.

                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We are subject to the informational requirements of the Exchange Act and must file reports and other information with the SEC.

     We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933, as amended, with respect to the common stock offered in this document. As permitted by the rules and regulations of the SEC, this document does not contain all the information set forth in the registration statement. Such information, as well as the information filed under the Exchange Act, can be examined without charge at the public reference facilities of the SEC located at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of such material can be obtained from the SEC at prescribed rates. The SEC also maintains an Internet address ("Web site") that contains reports, proxy and information statements and other information regarding registrants, including us, that file electronically with the SEC. The address for this Web site is "http://www.sec.gov." The statements contained in this document as to the contents of any contract or other document filed as an exhibit to the Form S-3 are, of necessity, brief descriptions and are not necessarily complete; each such statement is qualified by reference to such contract or document.

 YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR DOCUMENTS TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. THE AFFAIRS OF UNITY BANCORP, INC. OR FIRST COMMUNITY BANK MAY CHANGE AFTER THE DATE OF THIS PROSPECTUS. DELIVERY OF THIS DOCUMENT AND THE SALES OF SHARES MADE HEREUNDER DOES NOT MEAN OTHERWISE.

                              -------------------

UNTIL THE LATER OF __________, 199__ OR 25 DAYS AFTER COMMENCEMENT OF THE OFFERING, ALL DEALERS EFFECTING TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITES AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.




                               UNITY BANCORP, INC.

                                  COMMON STOCK



                                   ----------
                                   PROSPECTUS
                                   ----------



                                 FIRST COLONIAL
                             SECURITIES GROUP, INC.






                             _________________, 1998

                 PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

            SEC Registration Fee ...............................   $ 1,678
            Accounting Fees and Expenses .......................     3,500
            Legal Fees and Expense ............................     35,000
            Transfer Agent Fees ................................     5,000
            Miscellaneous Expenses .............................     4,822
                                                                   -------
         Total .................................................   $50,000
                                                                   =======

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Article Ninth of the Certificate of Incorporation of the Registrant and
Section 145 of the Delaware General Corporation Law ("DGCL") provides that the corporation shall indemnify its present and former officers, directors, employees, and agents and persons serving at its request ("corporate agents") against expenses, including attorney's fees, judgments, fines or amounts paid in settlement, incurred in connection with any pending or threatened civil or criminal proceeding involving the corporate agent by reason of his being or having been a corporate agent if (a) the agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the corporation, and (b) with respect to any criminal proceeding, the corporate agent had no reasonable cause to believe his conduct was unlawful.

     With respect to any derivative action, the Registrant is empowered to indemnify a corporate agent against his expenses (but not his liabilities) incurred in connection with any proceeding involving the corporate agent by reason of his being or having been a corporate agent if the agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. However, only the court in which the proceeding was brought can empower a corporation to indemnify a corporate agent against expenses with respect to any claim, issue or matter as to which the agent was adjudged liable for negligence or misconduct.

     Under Section 145 of the DGCL, the Registrant may indemnify a corporate agent in a specific case if a determination is made by any of the following that the applicable standard of conduct was met: (i) the Board of Directors, or a committee thereof, acting by a majority vote of a quorum consisting of disinterested directors; (ii) by independent legal counsel, if there is not a quorum of disinterested directors or if the disinterested quorum empowers counsel to make the determination; or (iii) by the shareholders.

     Section 145 of the DGCL further provides that a corporate agent is entitled to mandatory indemnification to the extent that the agent is successful on the merits or otherwise in any proceeding, or in defense of any claim, issue or matter in the proceeding. In advance of the final disposition of a proceeding, the Registrant may pay an agent's expenses if the agent agrees to repay the expense unless it is ultimately determined he is entitled to indemnification. Article Ninth of the Certificate of Incorporation of the Registrant also provides that such indemnification shall not exclude any other rights to indemnification to which a person may otherwise be entitled, and authorizes the corporation to purchase insurance on behalf of any of the persons enumerated against any liability whether or not the corporation would have the power to indemnify him under the provisions of Article Ninth.

     With respect to possible indemnification of officers, directors, and other corporate agents for liabilities arising under the Securities Act, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

ITEM 16. EXHIBITS

     Exhibit No.                      Description
     -----------                      -----------

       1               Warrant Conversion Agency Agreement


       5 Opinion of Jamieson, Moore, Peskin & Spicer as to the legality of the securities to be registered.

       23(a)           Consent of Arthur Andersen LLP.*


       23(b)           Consent of Jamieson, Moore, Peskin & Spicer (Included in
                       Exhibit 5 hereto).


       24              Powers of Attorney of directors of Unity Bancorp, Inc.


------------

* Filed herewith.






ITEM 17. UNDERTAKINGS

     The undersigned Registrant hereby undertakes to file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to include any additional or changed material information on the plan of distribution.

     The undersigned Registrant hereby undertakes, for purposes of determining any liability under the Securities Act of 1933, to treat each post effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering and to file a post effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                    SIGNATURE



      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements of filing on Form S-3 and has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Clinton, State of New Jersey, as of this 7 day of December, 1998.



                                  UNITY BANCORP, INC.
                                  (Registrant)

                                   By: /s/ ROBERT J. VAN VOLKENBURGH
                                       __________________________________
                                        Robert J. Van Volkenburgh
                                        Chairman of the Board and
                                        Chief Executive Officer



      Pursuant to the requirements of the Securities Act of 1933, this Amendment has been signed below by the following persons in the capacities indicated on this 7 day of December, 1998.




            Name                                        Title                                            Date
            ----                                        -----                                            ----


/s/ ROBERT J. VAN VOLKENBURGH
_______________________________                 Chairman of the Board,                             December 7, 1998
Robert J. Van Volkenburgh                       Principal Executive
                                                Officer and Director

/s/ DAVID D. DALLAS                                                                                December 7, 1998
_______________________________                 Director
David D. Dallas

/s/ PETER P. DETOMMASO                                                                             December 7, 1998
_______________________________                 Director
Peter P. DeTommaso

/s/ CHARLES S. LORING                                                                              December 7, 1998
_______________________________                 Director
Charles S. Loring

/s/ JOHN F. TREMBLAY                                                                               December 7, 1998
_______________________________                 Director
John F. Tremblay

/s/ KEVIN KILLIAN
_______________________________                 Chief Financial Officer                            December 7, 1998
Kevin Killian                                   (Principal Accounting
                                                and Financial Officer)


                                  EXHIBIT INDEX

 Exhibit No.                   Description
 -----------                   -----------


       1          Warrant Conversion Agency Agreement


       5 Opinion of Jamieson, Moore, Peskin & Spicer as to the legality of the securities to be registered.

       23(a)      Consent of Arthur Andersen LLP.*


       23(b)      Consent of Jamieson, Moore, Peskin & Spicer (Included in
                  Exhibit 5 hereto).


       24         Powers of Attorney of directors of Unity Bancorp, Inc.


------------


* Filed herewith.